SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing To Offer Stock Option Exchange
Program To Employees

Denver, Colorado and Montpellier, France – December 3, 2002 — Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world’s leading conferencing specialist, announced it will offer employees a voluntary option exchange program whereby each eligible employee holding stock options will have the opportunity to surrender those options for new options to be granted under Genesys’ existing plans.

Genesys expects to grant options in amounts equal to those surrendered by employees who accept this program sometime after June 2003 or approximately six to seven months from the date the renouncement is accepted. All options that are issued under the exchange program will have an exercise price the greater of the face value of the share (€5) or the current market price of the company’s shares on the date of issuance. Employee options that are surrendered under the option exchange program will be cancelled. There are approximately 1,130,000 options that could be surrendered under this program.

Francois Legros, Chairman and Chief Executive Officer stated, “The call center consolidation and other cost cutting initiatives implemented over the past few months are beginning to generate the desired results. Our goal is to ensure that stock options continue to fuel employee commitment, motivation and enthusiasm. This voluntary stock option exchange program will help us retain and reward the best talent in the industry and contribute toward our long-term success.”

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing’s ordinary shares are listed on the Nouveau Marché in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com

At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Genesys Conferencing’s ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market
Euronextg: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP
www.genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2002

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer